BIO-IMAGING TECHNOLOGIES, INC.
826 NEWTOWN-YARDLEY ROAD
NEWTOWN PA 18940-1721
June 16, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
Re: Bio-Imaging Technologies, Inc.
Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No.: 1-11182
Dear Mr. Reynolds:
Bio-Imaging Technologies, Inc. (the “Company”), is pleased to provide the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-K and 10-K/A for the year ended December 31, 2008 and Form 10-Q for the period ended March 31, 2009.
For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.
Form 10-K, Amendment 1 for the Period ended December 31, 2008 and Filed April 30, 2009
Long-Term Incentive Equity awards, page 13
1.	We note that you report annual short-term cash incentives as bonuses rather than non-equity incentive plan compensation. Please explain the basis for your approach, or tell us that, in future filings, you will report such incentives as non-equity incentive plan compensation.

Mr. John Reynolds

Response: In accordance with the Staff’s comment, the Company will disclose the Company’s Management Incentive Program, pursuant to which the Company awards short-term cash incentives, as non-equity incentive plan compensation in future filings.
Exhibits
2.	In your next periodic report, please re-file Exhibit 10.6, including all exhibits. In your response to this comment letter, please undertake to re-file that exhibit in its entirety, as requested.
Response: In accordance with the Staff’s comment, the Company will re-file Exhibit 10.6, including all exhibits, in the Company’s next periodic report.
Form 10Q for quarter ended March 31, 2009
3.	Bio-Imaging appears to no longer qualify as a smaller reporting company given the $85.3 million public float as of June 30, 2008. In future periodic reports, please provide the appropriate disclosure and check the appropriate box on the facing page.
Response: In accordance with the Staff’s comment, the Company will check the appropriate box on the facing page as an accelerated filer and continue to provide the appropriate disclosure in future periodic reports.
In addition, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

The Company believes that the above responses will be acceptable to the Staff. Please do not hesitate to contact me at (267) 757-3189 should you have any questions regarding the foregoing. Thank you for your time and attention.

Very truly yours,
/s/ Ted. I. Kaminer
Ted I. Kaminer
Executive Vice President of Finance & Administration and Chief Financial Officer

cc:	Bio-Imaging Technologies, Inc. Mark L. Weinstein, President and Chief Executive Officer

Morgan, Lewis & Bockius LLP Emilio Ragosa, Esquire

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